EXHIBIT 99.1

Addex’s Dipraglurant Restores Synaptic Plasticity in Models of Dystonia

Data published in Neuropharmacology supports therapeutic role of dipraglurant in this important movement disorder

Geneva, Switzerland, May 17, 2021 – Addex Therapeutics (SIX: ADXN and Nasdaq: ADXN), a clinical-stage pharmaceutical company pioneering allosteric modulation-based drug discovery and development, today announced that dipraglurant was able to rescue long-term impairment of synaptic plasticity in two well validated models of dystonia. The data were published in the journal, Neuropharmacology, under the title “Rescue of striatal long-term depression by chronic mGlu5 receptor negative allosteric modulation in distinct dystonia models”, by a team led by Antonio Pisani, MD, PhD, from the Department of Brain and Behavioral Sciences, University of Pavia, and Mondino Foundation, Pavia, Italy.

“There is an urgent need to identify targets and design effective therapeutics for dystonia due to the current lack of effective treatment options. Our studies evaluating the inhibition of mGlu5 receptors with dipraglurant in two etiologically distinct forms of dystonia models demonstrate that this target is now validated as a promising approach to treat dystonia,” said Dr Pisani. “In addition, the data suggest there are common mechanistic bases and signaling pathways impaired in different forms of dystonia, highlighting the potential of dipraglurant as a novel therapeutic avenue for the treatment of dystonias. Testing this hypothesis in the clinic is warranted.”

In these studies, the researchers showed that chronic dipraglurant administration was able to rescue loss of long-term synaptic depression (LTD), a form of synaptic plasticity, at corticostriatal synapses which is impaired in both DYT1 mice and GNAL rats, two distinct models of dystonia.

“The finding that striatal plasticity can be restored by chronic administration of dipraglurant in multiple rodent models of dystonia is a very important finding that strengthens the argument that this approach could be of great utility for normalizing dystonia-related deficits and further support the rationale for developing dipraglurant as a treatment for dystonia, including blepharospasm,” said Robert Lütjens, Head of Discovery Biology of Addex. “Dipraglurant is about to start a pivotal Phase 2b/3 clinical trial for the treatment of dyskinesia associated with Parkinson’s disease and a Phase 2 study in blepharospasm patients this quarter.”

Addex is developing an extended-release formulation of dipraglurant for the treatment of blepharospasm, a form of dystonia characterized by involuntary muscle contractions and spasms of the eyelid muscles resulting in sustained eyelid closure causing substantial visual disturbance or functional blindness. A placebo-controlled Phase 2 clinical trial of dipraglurant in blepharospasm patients is scheduled to begin during Q2 2021. Subject to regulatory approval, Addex believes that dipraglurant may offer an innovative and differentiated treatment approach for multiple types of dystonia and presents a significant commercial opportunity.

About Addex Therapeutics:
Addex Therapeutics is a clinical-stage pharmaceutical company focused on the development and commercialization of an emerging class of novel orally available small molecule drugs known as allosteric modulators for neurological disorders. Allosteric modulators offer several potential advantages over conventional non-allosteric molecules and may offer an improved therapeutic approach to conventional "orthosteric" small molecule or biological drugs. Addex’s allosteric modulator drug discovery platform targets receptors and other proteins that are recognized as essential for therapeutic intervention. Addex’s lead product candidate, dipraglurant (mGlu5 negative allosteric modulator or NAM), is poised to start a pivotal registration clinical trial for Parkinson’s disease levodopa induced dyskinesia (PD-LID) in Q2 2021. Addex is also investigating dipraglurant's therapeutic use in blepharospasm (a type of dystonia), for which a clinical trial is expected to be initiated in Q2 2021. Addex's third clinical program, ADX71149 (mGlu2 positive allosteric modulator or PAM), developed in collaboration with Janssen Pharmaceuticals, Inc., is scheduled to enter a phase 2a proof of concept clinical trial for the treatment of epilepsy in Q2 2021. Addex’s GABAB PAM program has been licensed to Indivior PLC, which is focused on development for the treatment of addiction. Preclinical programs include GABAB PAM for CMT1A, mGlu7 NAM for PTSD, mGlu2 NAM for mild neurocognitive disorders, mGlu4 PAM for Parkinson’s disease and mGlu3 PAM for neurodegenerative disorders. Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol "ADXN" on each exchange.

Press Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)20 7318 2955 msinclair@halsin.com	James Carbonara Hayden IR +1 (646) 755 7412 james@haydenir.com

Forward Looking Statements:
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